

MARPÉ

FINANCE & ACCOUNTING

STARTUP CFO — SEED TO IPO

Independent Accountant's Review Report

October 12, 2016

I have reviewed the accompanying balance sheets of Proof of Concept, LLC ("Barrow's Intense" or the "Company") as of December 31, 2014 and 2015, and the related statements of operations, members' equity and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. GAAP.

Sincerely,

Glenn Ballard, CPA

Proof of Concept, LLC

(dba "Barrow's Intense")

Financial Statements

Years Ended December 31, 2014 and 2015

Proof of Concept, LLC
(dba "Barrow's Intense")
Financial Statements for the Years Ended December 31, 2014 and 2015
_____

Table of Contents

Proof of Concept, LLC
(dba "Barrow's Intense")
Financial Statements for the Years Ended December 31, 2014 and 2015
_____

Balance Sheets
(in USD)

	December 31,	
	2014	**2015**
ASSETS		
Current assets		
Cash	$ 1,944	$ 5,857
Accounts receivable	20,879	45,979
Inventory	36,772	16,216
Total current assets	59,595	68,052
Property & equipment		
Equipment	27,870	28,504
Leasehold Improvements	2,300	2,300
Less: Accumulated Deprecation	(14,806)	(19,202)
Total net property & equipment	15,364	11,602
Other assets	8,574	8,574
TOTAL ASSETS	$ 83,533	$ 88,228
LIABILITIES and MEMBERS' EQUITY		
Current liabilities		
Accounts payable	$ 25,178	$ 138,063
Credit card payable	31,766	48,850
Other current liabilities	1,965	1,982
Current portion of long term debt	7,906	12,425
Total current liabilities	66,815	201,320
Long term debt	57,424	70,000
Members' equity	(40,706)	(183,092)
TOTAL LIABILITIES and MEMBERS' EQUITY	$ 83,533	$ 88,228

2

Proof of Concept, LLC
(dba "Barrow's Intense")
Financial Statements for the Years Ended December 31, 2014 and 2015
_____

Statements of Operations and Members' Equity
(in USD)

	2014	2015
Net sales	$ 300,519	$ 540,097
Cost of goods sold	82,077	175,898
Gross profit	218,442	364,199
Operating expenses		
Sales & marketing expenses	128,089	286,349
General & administrative expenses	115,680	220,416
Total operating expenses	243,769	506,765
Operating income (loss)	(25,327)	(142,566)
Total Other Income(Expenses)	-	180
Net Loss	$ (25,327)	$ (142,386)
Members' equity - beginning	(15,379)	(40,706)
Members' equity - ending	$ (40,706)	$ (183,092)

Proof of Concept, LLC
(dba "Barrow's Intense")
Financial Statements for the Years Ended December 31, 2014 and 2015

_____

Statements of Cash Flows
(in USD)

	2014	2015
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	$ (25,327)	$ (142,386)
Add non-cash expenses:		
Depreciation expense	3,449	4,396
Changes in operating assets & liabilities		
Account receivable	(7,682)	(25,100)
Inventory	(35,753)	20,556
Other assets	(4,413)	-
Accounts payable	25,178	112,885
Other liabilities	1,965	17
Cash used in operating activities	(42,583)	(29,632)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of equipment	(29,024)	(634)
Cash used in operating activities	(29,024)	(634)
CASH FLOW FROM FINANCING ACTIVITIES		
Increase in credit card balance	21,901	17,084
Increase in debt financing	45,330	17,095
Cash provided by investing activities	67,231	34,179
Net increase (decrease) in cash	(4,376)	3,913
Beginning cash balance	6,320	1,944
Ending cash balance	$ 1,944	$ 5,857

Proof of Concept, LLC
(dba "Barrow's Intense")
Financial Statements for the Years Ended December 31, 2014 and 2015
_____

NOTE 1 – COMPANY

Proof of Concept, LLC ("Barrow's Intense" or the "Company") was formed on April 22, 2011 and conducts business at its production facility in Brooklyn, New York. The Company is a New York Limited Liability Company and is a distiller of specialty spirts. The Company manufactures and bottles its flagship product, a ginger lacquer known as Barrow's Intense.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

All equipment is depreciated over its useful life.

The members have elected to be taxed as a Partnership for both Federal and State Income Tax purposes. The profits or losses of a Partnership are passed through to the members. The Partner is responsible for income taxes based on the profits of the Partnership and, in turn, receives the tax benefits of any loss of the Partnership. Therefore, no provision for income taxes has been made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost or market value. Inventory is comprised of the following:

	2014	2015
Raw Materials	$ 2,983	$ 1,393
Work in Progress	3,610	2,973
Finished Goods	30,179	11,850
Total	$ 36,772	$ 16,216

Proof of Concept, LLC
(dba "Barrow's Intense")
Financial Statements for the Years Ended December 31, 2014 and 2015
_____

Concentration of Credit Risk

The company utilizes an exclusive distributor for substantially all its sales. Substantially all revenues are generated thru this distributor and substantially all accounts receivable are from this distributor. The distributor has exclusive rights to distribute in the United States of America for 5 years ending April of 2019 with an option to renew for up to five additional years. The agreement provides for a distribution fee and an additional equity incentive. The equity incentive is based on cases sold and ranges from two to ten percent. The equity grant would come in the form of non-voting, non-transferrable membership units and each grant would vest three years after it is granted provided relevant sales volumes are maintained.

NOTE 3 - FIXED ASSETS

The following is a list of fixed assets owned by the corporation at December 31:

	2014	**2015**
Distillery Equipment	$ 27,870	$ 28,504
Leasehold Improvement	2,300	2,300
Total	30,170	30,804
Accumulated Depreciation	(14,806)	(19,202)
Net Fixed Asset	$ 15,364	$ 11,602

Both the Distillery Equipment and Leasehold Improvements have estimated useful lives of 5 years.

NOTE 4 - DEBT

Loans payable consist of the following.

A related party (a close relative of one of the founders) extended a loan to the Company with monthly interest payments at 2.75% and balloon payment due in 2023 and no penalty for early prepayment. Balances outstanding under this loan at December 31, 2014 and 2015 were $50,000 and $70,000, respectively.

Proof of Concept, LLC
(dba "Barrow's Intense")
Financial Statements for the Years Ended December 31, 2014 and 2015

_____

Another loan had balances outstanding at December 31, 2014 and 2015 of $0 and $5,000, respectively. This loan was advanced by one of the founders of the Company. There are no set repayment terms, and it accrues no interest.

The Company entered into a capital lease arrangement with Universal Capital for equipment, with payments of $631.67 for 36 months ending January 24, 2017 at 18.6%. Balances outstanding at December 31, 2014 and 2015 were $15,300 and $7,425, respectively.

The Companies outstanding debt obligations are reported the balance sheet

	2014	2015
Current Portion of Long Term Debt	$ 7,906	$12,425
Long Term Debt Net of Current Portion	57,424	70,000
Total Debt	$ 65,330	$82,425

NOTE 5 – COST OF GOODS SOLD RECONCILIATION

	2014	2015
Cost of Goods Sold		
Beginning inventory	$ 1,019	$ 36,772
Inventory added during the year		
Raw materials	87,850	95,092
Direct labor	28,299	54,682
Overhead	1,681	5,568
Total inventory available for sale	118,849	192,114
Ending Inventory	36,772	16,216
Total Cost of Goods Sold	$ 82,077	$ 175,898

NOTE 6 – SALES & MARKETING EXPENSE BREAKDOWN

	2014	2015
Sales & Marketing Expenses		
Sales	$ 58,433	$ 114,857
Marketing & advertising	69,656	171,492
Total sales & marketing expenses	$ 128,089	$ 286,349

Proof of Concept, LLC
(dba "Barrow's Intense")
Financial Statements for the Years Ended December 31, 2014 and 2015
_____

NOTE 7 – OTHER OPERATING EXPENSE DETAIL

	2014	2015
Other Operating Expenses		
Bad Debt	$ -	$ 758
Bank Charges	2,930	494
Certification	2,610	3,105
Charitable Contributions	365	202
Commissions & Fees	312	1,120
Credit Card Fees	30	-
Depreciation Expense	3,449	4,396
Dues & Subscriptions	329	718
Freight & Delivery	74	-
Gifts	-	520
Health Insurance	-	22,230
Insurance	13,654	18,001
Interest Expense	2,140	6,078
Job Materials	97	109
Legal & Professional Fees	1,137	473
Meals & Entertainment	1,848	1,106
Miscellaneous	354	232
Non-Production Labor	-	30,000
Office Expense	2,261	1,810
Other General Admin	2,507	4,617
Online Services	3,021	5,729
Parking	3,108	3,289
Rent Expense	35,354	40,682
Repair & Maintenance	880	1,804
Research & Development	-	62
Shipping & Delivery	915	2,127
Stationery & Printing	19	-
Subcontractors	-	773
Supplies	8,218	4,599
Taxes & License	19,811	35,669
Tools	1,977	420
Travel	8,280	24,582
Utilities	-	4,711
Total other operating expenses	$ 115,680	$ 220,416